Integral Acquisition Corporation 1

667 Madison Avenue

New York, New York 10065

                                                                                              September 24, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Gordon

        Irene Paik

        Jane Park

        Franklin Wyman

        Re:     Integral Acquisition Corporation 1

      Amendment No. 1 to Registration Statement on Form S-1

      Filed September 3, 2021

      File No. 333-257058

Dear all:

Integral Acquisition Corporation 1 (the “Company,” “we,” “our” or “us”) hereby transmits the following responses to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 14, 2021, regarding our Amendment No. 1 to Registration Statement on Form S-1 submitted on September 3, 2021 (the “Amended No. 1”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed the Staff’s comments with the Company’s responses. We have filed with the SEC our Amendment No. 2 to Registration Statement on Form S-1 (the “Amendment No. 2”) to reflect our responses set forth below on today’s date.

Amendment 1 to Form S-1 filed September 3, 2021

Risk Factors

Our warrant agreement will designate the courts of the State of New York..., page 73

1.

We note your disclosure on pages 73 and 151 that your warrant agreement identifies the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forum for any action, proceeding or claim against you arising out of or relating in any way to the warrant agreement. We also note that your form of warrant agreement filed as Exhibit 4.4 does not contain such a provision. Please revise or advise as appropriate.

We have revised the warrant agreement (Exhibit 4.4) in order to identify the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forum for any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement. See Section 9.3 to the revised warrant agreement included as Exhibit 4.4.

Description of Securities

Exclusive Forum for Certain Lawsuits, page 154

2.

We note your disclosure that the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We also note that neither your amended and restated certificate of incorporation nor your bylaws expressly includes a forum selection provision for causes of action arising under the Securities Act. Please reconcile your disclosure and your governing documents as appropriate.

We have revised the form of the Amended and Restated Certificate of Incorporation (Exhibit 3.2) to provide that the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. See Section 12.1 of the revised form of the Amended and Restated Certificate of Incorporation included as Exhibit 3.2.

We do not include a forum selection clause in the form of the bylaws (Exhibit 3.3) since a forum selection clause is already included in the form of the Amended and Restated Certificate of Incorporation (Exhibit 3.2).

Notes to Financial Statements

Note 6--Commitments and Contingencies

Forward Purchase Shares, page F-15

3.

Please describe the terms governing reductions in the price to be paid for forward purchase shares to or below $9.20 per share and explain how these terms were considered in your determination of fair value for the FPA liability presented on page 86. Revise your disclosure accordingly.

The price to be paid for forward purchase shares will be reduced to or below $9.20 per share in the following circumstances:

•

the price per share will be reduced to $9.20 if the aggregate purchase price paid by a forward purchaser calculated at $10.00 per share would exceed the lesser of (i) a specified dollar amount and (ii) a specified percentage of the aggregate purchase price paid by the purchasers of our Class A common stock in private placements that occur on or prior to the date of our initial business combination (“PIPEs”), including the forward purchase shares purchased by the forward purchasers; and

•

the price per share will be reduced to below $9.20 if the price per share in any PIPE is less than $9.20 (in which case the price per share paid by such forward purchaser will be at an 8% discount from the price per share in such PIPE).

One of the forward purchasers, Crescent Park, and/or its affiliates is expected to purchase our public units in our IPO. If Crescent Park and/or any of its affiliates sell more than 50% of the aggregate number of the public units purchased in our IPO or, following the separate trading of our public shares and our public warrants, the public shares that are a component of the public units that are purchased by Crescent Park or any of its affiliates in our IPO, in sales that are consummated on or prior to our initial business combination, then the price per share for the forward purchase shares will remain at $10.00 per share for forward purchase shares in an aggregate number equal to the number of public units and public shares sold by Crescent Park and/or its affiliates in such manner.

The following assumptions were utilized in the determination of fair value for the FPA liability:

•

Each forward purchase share is one share of our Class A common stock. No payment is due from the forward purchasers until immediately before our initial business combination. The purchase price is $10 per forward purchase share, subject to the discounted purchase price. The discounted purchase price is either at $9.20 per share or at an 8% discount to the PIPE price if the PIPE is priced below $9.20.

•

The conditions upon obtaining a $9.20 purchase price are within the control of the forward purchasers because they will control the aggregate purchase price of the forward purchase shares to be purchased by the forward purchasers and, in the case of Crescent Park and/or its affiliates that are expected to purchase public units, Crescent Park and/or its affiliates will control whether it and/or its affiliates sell or redeem more than 50% of the public units (or, following the separate trading of the public shares and the public warrants, the public shares) on or prior to our initial business combination. Crescent Park and/or its affiliates are assumed to have no negative economic impact from not selling or redeeming 50% of the public units (or, following the separate trading of the public shares and the public warrants, the public shares) on or prior to our initial business combination since it would be selling at market price, without knowledge of future pricing, so that not selling or redeeming and realizing the 8% discount to market price on its future purchase is actually a positive feature to Crescent Park and/or its affiliates. Therefore, we assume that the likelihood of the forward purchasers to have a $10 purchase price is de minimus.

•	Management assumed a PIPE would be priced below $9.20 per share only 5% of the time and would be priced at $9.00 per share when it is priced below $9.20 per share.

We have explained how these terms were considered in our determination of the fair value for the FPA liability under “Notes to Financial Statements — Note 6 — Commitments & Contingencies — Forward Purchase Shares” on page F-16 of the Amendment No. 2.

Note 7--Stockholders’ Equity, page F-18

4.

You have determined that public and private warrants to be issued in the planned offering will now be classified in equity, while previously you had determined that these warrants did not meet the criteria for equity treatment and would be recorded as a liability under ASC 815-40-15-7D. Please provide us an accounting analysis that supports this change in accounting treatment, including a description of all changes to terms governing these warrants with references to supporting information in your Form S-1 and Exhibit 4.4. Warrant Agreement.

The draft forms of warrant certificate and warrant agreement had not been finalized at the time of the submission of the Registration Statement on June 14, 2021 and, accordingly, no specific provisions were required to be removed or revised in order to support equity classification when the form of warrant certificate and warrant agreement were included as Exhibits 4.3 and 4.4 to the Amendment No. 1 to Registration Statement on Form S-1 submitted on September 3, 2021. However, the following is a summary of our analysis under ASC 815-40 to support equity classification for the public warrants and private warrants (collectively, the “Warrants”):

Accounting Issue: What should the accounting treatment be for the Warrants?

ASC Accounting Guidance:

ASC 815-40- 15-2 The guidance in this Subtopic applies to freestanding contracts that are indexed to, and potentially settled in, an entity’s own stock. Paragraph 815-40-55-1 provides related implementation guidance.

Are the Warrants considered indexed to the Company’s own stock?

ASC 815-40-15-7A An exercise contingency shall not preclude an instrument (or embedded feature) from being considered indexed to an entity’s own stock provided that it is not based on either of the following:

a.	An observable market, other than the market for the issuer’s stock (if applicable)

b.

An observable index, other than an index calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer; earnings before interest, taxes, depreciation, and amortization of the issuer; net income of the issuer; or total equity of the issuer).

Step two — settlement provisions:

ASC 815-40-15-7 An instrument (or embedded feature) shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following:

a.	The fair value of a fixed number of the entity’s equity shares

b.	A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

15-7D An instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity’s control. If the instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) shall still be considered indexed to an entity’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares.

815-40-15-7E

A fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including all of the following:

a. Strike price of the instrument

b. Term of the instrument

c. Expected dividends or other dilutive activities

d. Stock borrow cost

e. Interest rates

f. Stock price volatility

g. The entity’s credit spread h. The ability to maintain a standard hedge position in the underlying shares.

Determinations and adjustments related to the settlement amount (including the determination of the ability to maintain a standard hedge position) shall be commercially reasonable.

Analysis and Conclusion:

Our management evaluated the settlement provisions in the Warrants, noting the following provisions in the warrant agreement which provide for adjustments to the settlement amounts of the public warrants. The analysis of these terms is interpreted with reference to both Step 1 and Step 2 of the indexation guidance, as well as the requirements for equity classification under ASC 815-40.

Provision	Analysis of Warrants
3.1. Warrant Price This provides for the Company, at its sole discretion to lower the warrant exercise price provided that the Company provides at least 20 days’ written advance notice.

This provision allows the Company to lower the exercise price, such decision is solely at the discretion of the Company, therefore, it is considered within the entity’s control and does not preclude the Warrants from being considered indexed to the entity’s own shares as the Company can choose not to exercise its right.

Split Ups (4.1.1)

This provision provides for an increase of the number of Class A common stock issuable on exercise of each Warrant in proportion to an increase in the number of issued and outstanding Class A common stock as a result of share dividends, share splits, or similar events.

Extraordinary Dividends (4.1.2)

This provision provides for a decrease of the exercise price of the Warrants as a result of Extraordinary Dividends paid to all or substantially all of the holders of Class A common stock.

Aggregation of Shares (4.2)

This provision provides for a decrease of the number of Class A common stock issuable on exercise of each Warrant in proportion to a decrease in the number of issued and outstanding Class A common stock as a result of consolidation, combination, reverse share split, reclassification of Class A common stock or other similar events.

Adjustments in Warrant Price (4.3.1)

Whenever the number of Class A common stock purchasable upon the exercise of the Warrants is adjusted, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Common stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Common stock so purchasable immediately thereafter.

These provisions are anti-dilution provisions which, consistent with the guidance in ASC 815- 40-15-7G and the example in 55-42 and 55-43, are each based on a mathematical calculation that determines the direct effect that the occurrence of such dilutive events has on settlement.

Standard pricing models (e.g., Black Scholes Option pricing) contain certain implicit assumptions such as (i) dilutive events will not occur, (ii) stock prices changes will be continual. ASC 815-40-15-7G permits adjustments to the settlements terms that neutralize the effects of events that invalidate the implicit assumptions.

Split Ups (4.1.1), Extraordinary dividends (4.1.2), and Aggregation of shares (4.2) are all dilutive events that invalidate the implicit “continual stock price changes” and “no dilutive events” assumptions of an option-pricing model. The adjustment to exercise price specified in Section 4.4 will neutralize the effect of events in Sections 4.1.1, 4.1.2 and 4.2 by applying the same ratio of the change in exercisable share to the exercise price. Hence the holders maintain the same intrinsic value both before and after the dilutive events.

These provisions do not preclude the public warrants from being considered indexed to the entity’s own shares as the adjustments neutralize the effect of dilutive events that invalidate the implicit assumptions of a “fixed-for-fixed” option pricing.

Adjustments in Warrant Price (4.3.2)

This provision provides for an adjustment of the exercise price of the Warrants (and the redemption trigger price described in Sections 6) if the Company issues additional Class A common stock or equity-linked securities at a price of less than $9.20 per share in order to finance more than 60% of the total equity proceeds for the funding of the Company’s initial Business Combination and the Market Value is below $9.20 per share.

This provision is a Down Round Feature as defined in ASC 815-40-20. In accordance with ASC 815-40-15-5D, down round features are excluded from the consideration of whether the instrument is indexed to the entity’s own stock for the purposes of applying Step 2 of the indexation framework.

The provision does not preclude the public warrants from being considered indexed to the entity’s own stock.

Replacement of Securities upon Reorganization, etc. (4.4)

Part 1

This provision provides that in the event of a reclassification or reorganization, merger or consolidation, or sale of the assets of the Company, that the warrant holder would be entitled to settlement in the same form of consideration payable to all holders of Class A common stock in the event of a reorganization, consolidation, change of control, or similar event, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event.

Additionally, the provision provides that following the event in Part 1, the holder of a Warrant shall be entitled to receive as the Alternative Issuance, the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Common stock held by such holder had been purchased.

Part 2

Additionally, if less than 70% of the consideration receivable by the holders of Class A common stock in the applicable event is payable in the form of Class A common stock in the successor entity that is publicly traded, and if the Registered Holder properly exercises the Warrant within thirty (30) days following the public disclosure of the consummation of such applicable event, the exercise price shall be reduced by an amount determined in accordance with this Section 4.4.

Part 1

This provision does not alter the settlement amount; the fair value of the consideration received is the same as would have been received had the holder of the Warrants exercised the Warrants for Class A common stock and participated in the transaction. Therefore, this provision is not evaluated in Step 2 of the indexation guidance. Instead, this provision provides for a potential scenario whereby the Company would have to net cash settle the warrants. However, in accordance with the exception in ASC 815-40-25-8, equity classification is not precluded by such net cash settlement as the holder is permitted to receive the kind and amount of consideration to which it would have been entitled had the Warrant been exercised for stock.

Part 2

Management concluded that the provision does not preclude the Warrants from being considered indexed to the entity’s own stock as the settlement amount is adjusted using inputs to the fair value of a fixed-for-fixed option on equity shares and the holder would receive a monetary value that is not more than the fair value of the warrants on the settlement date.

Redemption of Warrants When the Price per share of Class A common stock Equals or Exceeds $18.00 (6.1)

This provision provides the Company with an option to redeem the public warrants for $0.01 per Warrant at any time during the Exercise Period if the share price exceeds $18.00 per share with 30 days’ notice to the holder.

The Company considers the $0.01 redemption price to be non-substantive because it is redeemable only when the stock price exceeds $18.00. The Company believes a reasonable investor would exercise within the 30 days’ notice period as the intrinsic value of the warrants will be significantly more than $0.01 redemption prices during that period. Therefore, the redemption event will effectively accelerate the exercise of the warrants and is an exercise contingency under Step 1 of the indexation rule.

The contingency is based on the Company’s stock exceeding $18 which is the market for the Company’s stock and therefore does not precludes equity classification.

Once the redemption option is exercised, there is no further adjustment to the settlement amount. Hence, Step 2 is met.

The provision does not preclude the Warrants from being considered indexed to the entity’s own share.

Cashless Exercise in the Event of Redemption (3.3.1(b))

This provision provides the Company with an option to force cashless exercise upon the occurrence of a redemption event. The holders are required to surrender the warrants for that number of shares of Class A common stock determined in the manner set forth in Section 3.3.1(b).

The cashless exercise option is only exercisable when the stock price exceeds $18 and is at the option of the company. The Company considers this as an exercise contingency based on the market for the Company stock and hence, does not preclude equity classification.

Once the Company elects to force cashless exercise, the Company can net share settle the warrants with inputs of a fixed-for-fixed option, i.e., then current stock prices of the Company. Step 2 is met.

Cashless Exercise in the Event of Registration Statements Required by Section 7.4 (upon the closing of Business Combination) Is Not Then Effective (3.3.2)

This provision provides the holders to cashless exercise during the period beginning on the 60th day after the closing of the Business Combination and ending upon the effectiveness of such registration statement, and during any other period thereafter when the Company fails to maintain an effective registration statement to cover the shares issuable upon the exercise of the warrants.

The cashless exercise option is only exercisable when the Company fails to maintain an effective registration statement during certain periods. This is an exercise contingency and is not based on an observable market or index that precludes equity classification.

Upon exercise, the Company can net share settle the warrants with inputs of a fixed-for-fixed option, i.e., then current stock prices of the Company. Step 2 is met.

Other Events (4.8) This provision allows the Company to adjust the terms of the Warrants for events not specified in section 4 but would have an adverse effect on the Warrants.

ASC 815-40-15-7G states that provision that allow the issuer to unilaterally modify the terms of the instrument to benefit the counterparty would not preclude the instrument from equity classification.

Section 4.8 allows the Company to unilaterally adjust the terms of the Warrants to avoid an adverse impact on the Warrants. Hence, the Company believes by avoiding adverse impact on the Warrants will essentially benefit the warrant holders. Therefore, the Company concludes this provision will not preclude the public warrants from equity classification as stated in ASC 815- 40-15-7G above.

Conclusion:

Based on the considerations above, we conclude that the Warrants are considered indexed to its own stock.

However, we are still required to determine whether the warrant instrument would be classified in equity under the guidance in Subtopic 815-40 in determining whether they qualify for that scope exemption.

Should the Warrants be classified as a liability or equity?

Accounting Guidance:

ASC 815-40-25-1 and 25-2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or equity.

The initial balance sheet classification of contracts generally is based on the concept that:

a.	Contracts the require net cash settlement are assets or liabilities

b.	Contracts that require settlement in shares are equity instruments.

Further, an entity shall observe both of the following:

a.	If the contract provides the counterparty with the choice of net cash settlement or settlement in shares, Subtopic ASC 815-40-25 assumes net cash settlement.

b.	If the contract provides the entity with a choice of net cash settlement or settlement in shares, ASC 815-40-25 assumes settlement in shares.

Therefore, contracts that are settled by gross physical delivery of shares or net share settlement may be equity instruments. Contracts that require or permit the investor to require a reporting entity to net cash settle are accounted for as assets or liabilities at fair value with changes in fair value recorded in earnings. Contracts that a reporting entity could be required to settle in cash should be accounted for as an asset or liability at fair value, regardless of whether net cash settlement would only occur under a remote scenario.

For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC 815-40-25 must also be met to ensure that the issuer has the ability to settle the contract in shares (all of the conditions must be met).

These conditions are intended to identify situations in which net cash settlement could be forced upon the issuer by investors or in any other circumstance, regardless of likelihood, except for (1) liquidation of the company or (2) a change in control in which the company’s shareholders also receive cash. The criteria in 815-40-25-10 is analyzed as follows:

Share-settlement Criteria	Provision	Application to the Warrants
a. Settlement permitted in unregistered shares

Issuance of Common stock on Exercise (3.3.2)

This provision provides an option for the Company to disallow any exercise of warrants if there is no effective registration statement in place and it clearly states that there is no net cash settlement in any event.

No. While the warrants require delivery of registered shares, the Company identified the following exception that allows it to legally able to deliver shares.

Exception #1 – Section 815-40-25-14 assumed net cash settlement if the Company is required to deliver registered shares AND if (i) the instrument does not specify if net cash settlement would be permitted, and (ii) the instrument does not specify how the contract would be settled if the Company is unable deliver registered shares. Condition (i) and (ii) are not met because they are addressed within Section 3.3.2.

b. Entity has sufficient authorized and unissued shares	Valid Issuance (3.3.3) The provision stipulates that all Class A common stock issued upon exercise shall be validly issued, fully paid and non-assessable.	Yes. 200 million Class A common stock authorized;

c. Contract contains an explicit share limit		Yes.

d. No required cash payment if entity fails to timely file	Registration of Common stock; Cashless Exercise at Company’s Option (7.4) This provision provides for “commercially reasonable effort” to file a new registration statement.	Yes.
e. No cash-settled top-off or make-whole provisions		Yes. There are no provisions in the contract that provides for top-off, make-whole, or similar cash settlement.
f. No counterparty rights rank higher than shareholder rights		Yes. There is no provision in the contract that indicate the counterparty has rights that rank higher than those of a shareholder of the shares underlying the warrants.
g. No collateral required		Yes. There is no requirement in the contract to post collateral at any point or for any reason.

Analysis and Conclusion:

Based on the above analysis, the Warrants should be classified within shareholders’ equity because there are no circumstances under which we can be forced to net cash settle the contract and all other factors above are satisfied.

Exhibits

5.	Please file the form of agreement between the anchor investors and sponsor, which gives the investors an indirect ownership interest in founder shares, as an exhibit to the registration statement.

We have included the form of agreement between the anchor investors and the sponsor as Exhibit 10.12 to the Amendment No. 2.

6.

We note that the consent in Exhibit 23.1 is signed by Marcum LLP New York, NY, while the audit report on page F-2 is signed by Marcum LLP Houston, Texas. Please revise to provide a consent from the same office of your independent registered public accounting firm as the one that signed the audit report.

The consent in Exhibit 23.1 in the Amendment No. 2 has been signed by Marcum LLP Houston, Texas in order to conform to the audit report on page F-2 signed by Marcum LLP Houston, Texas.

*    *    *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Barry Grossman, Esq or Jonathan Deblinger, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Integral Acquisition Corporation 1

By:	/s/ Enrique Klix
Name: Enrique Klix
Title: Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP